UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

TARRANT APPAREL GROUP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

876289 109

(CUSIP Number)

Jonah Sulak

600 Travis, Suite 3100, Houston, Texas 77002

713-224-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

October 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 876289 109                                                                                                                                                       Page 2 of 9 Pages

1.	Name of Reporting Persons/I.R.S. Identification Nos. of above persons (Entities Only) Sanders Morris Harris Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power 12,085,518 9. Sole Dispositive Power None 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,085,518

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 57.6%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 876289 109                                                                                                                                                       Page 3 of 9 Pages

1.	Name of Reporting Persons/I.R.S. Identification Nos. of above persons (Entities Only) Ben T. Morris

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power 12,085,518 9. Sole Dispositive Power None 10. Shared Dispositive Power None

(See Instructions)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,085,518

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 57.6%

14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 876289 109                                                                                                                                           Page 4 of 9 Pages

Item 1.    Security and Issuer.

This statement relates to the common stock, without par value (the “Common Stock”), of Tarrant Apparel Group, a California corporation (the “Issuer”), and options (the “Options”) to purchase Common Stock of the Issuer. The principal executive office of the Issuer of such securities is located at 3151 East Washington Blvd., Los Angeles, California 90023.

Item 2.    Identity and Background.

Sanders Morris Harris Inc. (“SMH”) is a Texas corporation. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of SMH required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of SMH. SMH is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation (“SMH Group”). SMH is a registered broker/dealer.

SMH Group is a Texas corporation and the parent of SMH. The address of its principal office is 600 Travis, Suite 2900, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

Ben T. Morris is President and a director of Sanders Morris Harris Inc. The address of his principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

During the past five years, none of the reporting persons or any of the persons referred to in Appendix A or A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the reporting persons or any of the persons referred to in Appendix A or A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

13D

CUSIP No. 876289 109                                                                                                                                           Page 5 of 9 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

On October 17, 2003, the Issuer and certain investors (the “Investors”) entered into subscription agreements (“Subscription Agreements”) to purchase shares of Series A convertible preferred stock, no par value (“Series A Preferred”), of the Issuer (the “Private Placement”). SMH entered into a Placement Agent Agreement with the Issuer pursuant to which SMH was engaged to act as placement agent with respect to the Private Placement. SMH and certain shareholders of the Issuer (the “Tarrant Shareholders”) entered into separate Voting Agreements dated October 17, 2003 (the “Voting Agreements”), as consideration for and a material inducement to the Issuer and the Investors to execute the Subscription Agreements, as described further in Item 4.

Item 4.    Purpose of Transaction.

On October 14, 2003, the Issuer and the Investors entered into the Subscription Agreements to purchase shares of Series A Preferred. Each share of Series A Preferred will be convertible into common stock of the Issuer (the “Common Stock”) on a ten-for-one basis (the “Conversion) at the election of the holder of the Series A Preferred at any time following the approval of the Conversion by the holders of Common Stock. In connection with the Private Placement, the Issuer agreed to use its best efforts to take all actions necessary and advisable and as permitted by law to hold a meeting of the shareholders of the Issuer at which the holders of Common Stock will consider and vote upon the Conversion and an amendment to the Articles of Incorporation of the Issuer to increase the number of authorized shares of Common Stock of the Issuer from 35,000,000 to 100,000,000. In order to induce the Issuer and the Investors to execute the Subscription Agreements, the Tarrant Shareholders agreed to restrict the transfer or disposition of any of the securities of the Issuer (the “Shares”) and granted to SMH irrevocable proxies to vote the Shares (i) in favor of the issuance of shares of Common Stock upon the Conversion and the other actions contemplated under the Subscription Agreements and any action required in furtherance thereof, and (ii) in favor of the amendment of the Articles of Incorporation of the Issuer to increase the number of authorized shares of Common Stock from 35,000,000 to 100,000,000 shares. The irrevocable proxy expires upon the earlier to occur of (i) the approval of the matters discussed in the preceding sentence or (ii) October 17, 2008.

Except as described in this Item 4, SMH has no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

13D

CUSIP No. 876289 109                                                                                                                                           Page 6 of 9 Pages

Item 5.    Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

Beneficial Owner	Aggregate Number of Shares Owned		Percentage of Class
Sanders Morris Harris Inc.	12,085,518	(1)	57.6
Ben T. Morris	12,085,518	(1)	57.6

(1)	Includes shares of Common Stock and shares of Common Stock underlying Options that are currently exercisable, which proxy to vote the shares has been granted to SMH as follows: (a) Jamil Textil, S.A. de C.V. (1,724,000 shares of Common Stock); (b) Gerard Guez (5,594,851 shares of Common Stock and 1,266,668 shares of Common Stock underlying Options); and (c) Todd Kay (2,566,667 shares of Common Stock and 933,332 shares of Common Stock underlying Options).

(b) The number of shares of Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A or A-1 in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer.

(c) Not applicable.

(d) Not applicable.

(e) The irrevocable proxies granted to SMH expire upon the earlier to occur of (i) the approval of the matters discussed in Item 4 or (ii) October 17, 2008.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

1. Voting Agreements between Sanders Morris Harris, Inc. and certain shareholders of the Issuer. The information set forth in Item 4 above is hereby incorporated by reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit	Title

99.1	Voting Agreement between Sanders Morris Harris Inc. and Jamil Textil S.A. de C.V., dated October 17, 2003.

99.2	Voting Agreement between Sanders Morris Harris Inc. and Gerard Guez dated October 17, 2003.

99.3	Voting Agreement between Sanders Morris Harris Inc. and Todd Kay dated October 17, 2003.

13D

CUSIP No. 876289 109                                                                                                                                           Page 7 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 27, 2003

Sanders Morris Harris, Inc.

By:	/s/ Jonah Sulak

Jonah Sulak, Vice President

/s/ Ben T. Morris
Ben T. Morris

Each Reporting Person certifies only the information in Item 4 regarding, himself or itself, as the case may be.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

13D

CUSIP No. 876289 109                                                                                                                                           Page 8 of 9 Pages

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
Ben T. Morris	President, Chief Executive Officer, and Director
George L. Ball	Chairman of the Board
Robert E. Garrison II	Director, President of Sanders Morris Harris Group
Don A. Sanders	Chairman of the Executive Committee
Titus H. Harris, Jr.	Executive Vice President
Richard C. Webb	Executive Vice President
Anthony J. Barton	Executive Vice President
Peter M. Badger	President of Fixed Income Division
Richard D. Grimes	Executive Vice President
Howard Y. Wong	Chief Financial Officer and Treasurer
Sandy Williams	Secretary

13D

CUSIP No. 876289 109                                                                                                                                           Page 9 of 9 Pages

Appendix A-1

Directors and Executive Officers of

Sanders Morris Harris Group Inc.

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
George L. Ball	Director and Chairman of the Board
Ben T. Morris	Director and Chief Executive Officer
Robert E. Garrison II	Director and President
Don A. Sanders	Director, Vice Chairman
Titus H. Harris, Jr.	Director, Executive Vice President of SMH
Donald R. Campbell	Director, retired
W. Blair Waltrip	Director, private investor
John H. Styles	Director, private investor
Nolan Ryan	Director, private investor
Dan S. Wilford	Director, President and CEO of Memorial Hermann Healthcare System
Stephen M. Reckling	Chairman and CEO of Pinnacle Management & Trust Co.
Rick Berry	Chief Financial Officer